Exhibit 99.1

Ambow Launches HybriU Conferencing: A Next-Gen Platform for Smart, Seamless Phygital (Physical + Digital) Collaboration

Cupertino, Calif, April 29, 2025 (GLOBE NEWSWIRE) -- Ambow Education Holding Ltd. (NYSE American: AMBO) (“Ambow” or the “Company”), a leading global EdTech and AI-powered solutions provider, today announced the official launch of HybriU Conferencing, a cutting-edge platform designed to transform traditional conferencing into smart, seamless Phygital (Physical + Digital) experiences.

HybriU Conferencing blends the strengths of in-person presence with advanced digital intelligence, enabling organizations to host immersive, AI-enhanced conferences, meetings and collaborative sessions. Key features include real-time transcription, multilingual translation, 3D telepresence and adaptive screen layouts — delivering a frictionless hybrid experience for both on-site and remote participants.

“HybriU Conferencing marks a major leap forward in how hybrid conferences are experienced, as we build our suite of foundational HybriU products,” said Dr. Jin Huang, CEO of Ambow. “By seamlessly enhancing existing video conferencing systems with intelligent tools built for physical spaces, we are bridging the gap between in-room and remote conference participants. Unlike other platforms, HybriU Conferencing offers an in-person presence feel, along with AI-powered features like real-time translation and automated meeting minutes, for a more immersive, interactive experience. It’s a smart, more inclusive solution designed to redefine corporate collaboration. From boardrooms to global summits, we are bringing the future of conferencing to today’s organizations.”

Built on Ambow’s proprietary, patented HybriU architecture, the platform seamlessly integrates with existing conferencing tools and hardware, while introducing next-gen features such as interactive content sharing, spatial audio, real-time analytics, and dynamic hybrid event orchestration. From classrooms and executive meetings to international forums, HybriU is redefining the future of connected collaboration.

Following successful pilot deployments in academic and corporate environments, HybriU Conferencing is now available for institutional rollout and enterprise licensing worldwide.

In addition to HybriU Conferencing, Ambow’s suite of HybriU products includes the HybriU Digital Education Solution, which is available in both a box-top set for instantaneous plug and play utilization, as well a subscription-based model.

HybriU Conferencing Key Features Include:

●	Seamless phygital integration that is scalable and customizable

●	AI-powered real-time transcription and translation

●	3D telepresence and intelligent multi-camera framing

●	Seamless integration with Zoom, Teams, Webex and more

●	Adaptive display layouts for hybrid environments

●	Multi-language support and real-time translation

●	Real-time meeting summaries and secure cloud infrastructure

●	Future-proof, plug-and-play integration

To learn more or request a live demonstration, visit www.hybriu.com.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI-driven technology company offering phygital (physical + digital) solutions for education, corporate conferencing and live events. Through its flagship platform, HybriU, Ambow is shaping the future of learning, collaboration and communication—delivering immersive, intelligent and real-time experiences across industries. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

Follow us on X: @Ambow_Education

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Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1 212 481 2050

E-mail: ambow@tpg-ir.com